                    SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                 Form 11-K

                               ANNUAL REPORT

                      PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                    For the year ended December 31, 1993


                          HOMESTAKE MINING COMPANY

            RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                            (Full Title of Plan)



                          HOMESTAKE MINING COMPANY
              (Issuer of Securities Held Pursuant to the Plan)

                           650 California Street
                      San Francisco, California 94108
                  (Address of principal executive offices)

                                     SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                    HOMESTAKE MINING COMPANY RETIREMENT
                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD



               By   /s/ T.H. Wong
                    -------------------------------
                    T. H. Wong
                    Assistant Treasurer and
                    Assistant Secretary


June 28, 1994

Item 1.   Financial Statements and Exhibits

     a. Financial Statements for the years ended December 31, 1993 and 1992 and Supplemental Schedules as of and for the year ended December 31, 1993 and Independent Auditors' Report.

     b.   Exhibit No. 24

          Independent Auditors' Consent

                    HOMESTAKE MINING COMPANY RETIREMENT

                  SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD











                  REPORT ON AUDITS OF FINANCIAL STATEMENTS

               for the years ended December 31, 1993 and 1992

                   HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD






                             TABLE OF CONTENTS

                                                                PAGES
                                                                -----
Report of Independent Accountants . . . . . . . . . . . . .       2


Financial Statements:

   Statements of Net Assets Available for Benefits
      as of December 31, 1993 and 1992  . . . . . . . . . .       3

   Statement of Changes in Net Assets Available for
      Benefits for the Year Ended December 31, 1993   . . .       4


Notes to Financial Statements . . . . . . . . . . . . . . .    5-11


Supplemental Schedules:

   Item 27a - Supplemental  Schedule of Assets Held
      for Investment Purposes as of December 31, 1993   . .   12-13

   Item 27d - Supplemental Schedule of Reportable
      Transactions for the year ended December 31, 1993   .   14-16


                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Trustees of  Homestake Mining Company Retirement
    Savings Plan for Hourly Employees at Lead:


We have audited the accompanying statements of net assets available for benefits of Homestake Mining Company Retirement Savings Plan for Hourly Employees at Lead (the Plan) as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993 and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  Coopers & Lybrand
- - -------------------------
COOPERS & LYBRAND



Oakland, California
May 31, 1994

                    HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                      as of December 31, 1993 and 1992



                        ASSETS                  1993             1992
                                            ---------        ---------

Cash and cash equivalents                 $     7,110      $     4,248
                                            ---------        ---------

Investments - at fair value:

   Homestake Mining Company Stock Fund        354,794          142,054

   Norwest Bank Income Equity Stock Fund      251,237           69,857

   Norwest Bank Growth Balanced Fund        1,047,485          719,925

   Norwest Bank Stable Return Fund          1,759,265        1,185,227
                                            ---------        ---------
                                            3,412,781        2,117,063
                                            ---------        ---------
Participant loans                             130,193           65,396
                                            ---------        ---------
             Net assets available
             for benefits                 $ 3,550,084      $ 2,186,707
                                            ---------        ---------
                                            ---------        ---------







The accompanying notes are an integral part of these financial statements.

                   HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    for the year ended December 31, 1993


CHANGES IN NET ASSETS                                     1993
                                                      -----------
    Contributions:

      Employees                                       $   988,091

      Homestake Mining Company                            184,756

    Interest and dividends                                  8,123

    Other income                                            3,188

    Net appreciation in fair value of investments         388,792

    Withdrawals                                          (209,573)
                                                       ----------
         Net increase                                   1,363,377

Net assets available for benefits:

    Beginning of year                                   2,186,707
                                                        ---------
    End of year                                       $ 3,550,084
                                                        ---------
                                                        ---------





The accompanying notes are an integral part of these financial statements.

                   HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

                       NOTES TO FINANCIAL STATEMENTS





1.  SIGNIFICANT ACCOUNTING POLICIES:

    The Homestake Mining Company Retirement Savings Plan for Hourly Employees at Lead (the Plan) is sponsored by Homestake Mining Company (the Company) and allows eligible hourly employees of the Company's mine in Lead, South Dakota, to save for their retirement under a structured savings plan. The Plan became effective January 1, 1990 and is subject to the provisions of the Employee Retirement Income Security Act of 1974. Administrative expenses of the Plan are paid by the Company.

    INVESTMENTS:

    All investments are held by Norwest Bank, the Plan's trustee.
    Investments are stated at fair value by reference to quoted market prices.

    The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Transactions are recorded on the settlement date.

2.  PARTICIPATION AND CONTRIBUTIONS:

    Hourly employees of the Company's mine in Lead, South Dakota, who have completed three months of service are eligible to participate in the Plan. Participants in the individual funds at December 31 were as follows:

                                                 1993        1992
                                                 ----        ----
    Homestake Mining Company Stock Fund           114          99

    Norwest Bank Income Equity Stock Fund         153         139






















                                     5

                    HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

                  NOTES TO FINANCIAL STATEMENTS, Continued





2.      PARTICIPATION AND CONTRIBUTIONS, continued:

                                                 1993        1992
                                                 ----        ----
        Norwest Bank Growth Balanced Fund         253         241

        Norwest Bank Stable Return Fund           354         348

        Homestake Mining Company Loan Fund         58          28


        All contributions to the Plan are made by Plan participants through wage deferrals. Plan participants may contribute from 1% to 16% of their total compensation and may allocate contributions to one or more of the funds. Participants may also contribute amounts from certain other qualified plans. Effective September 1992, the Plan was amended whereby the Company is required to match 25% of the first 6% of each employee's compensation contributed.

3.      VESTING AND WITHDRAWALS:

        Employee contributions and any income (loss) thereon vest immediately. Company contributions and the related income (loss) for these contributions vest 60% after three years, 80% after four years, and 100% after five years from the initial date of employment.

        Participants or their beneficiaries are eligible to withdraw from their accounts following the participant's attainment of age 59-1/2, termination of employment with the Company, death, or in the case of financial hardship, subject to the approval of the Plan Committee.

        Forfeitures of terminated employees are allocated to active participants at the end of each Plan year. The forfeitures are allocated in proportion to the Company contribution made to the individual participant's account during the Plan year.

                    HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

                  NOTES TO FINANCIAL STATEMENTS, Continued





4.      PARTICIPANTS' LOANS:

        Participants may borrow from $1,000 to $50,000 from their accounts, including Company matching contributions, limited to 50% of the vested value of such accounts. Borrowings cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. Borrowings bear interest at rates determined by the lending institution, subject to approval of the Plan Committee at the origination of the loan and are repayable by bi-weekly payroll deductions. During 1993, the borrowing rate was 7%. Loans are collateralized by the borrower's note and vested interest in the Plan.

5.      FEDERAL INCOME TAXES:

        The Plan received a favorable tax determination letter on July 9, 1991 from the Internal Revenue Service indicating that the Plan is exempt from federal income taxes under provisions of the Internal Revenue Code.

        Participating employees are not subject to federal income tax on amounts added to their accounts for contributions and investment income until such time as they withdraw amounts from the Plan.

                    HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

                  NOTES TO FINANCIAL STATEMENTS, Continued





6.      SECURITIES:

        Number of shares or units held, fair value, and cost of investments in securities at December 31, 1993 and 1992 were as follows:

                                    December 31, 1993
                          -------------------------------------------
                          Number                             Fair
                          of                                 Value
                          Shares                             Over
                          or Units     Fair                  (Under)
                          Held         Value       Cost       Cost
                          --------    -------     --------   --------
Homestake Mining
    Company Stock Fund     16,127  $  354,794   $  236,044   $118,750

Norwest Bank Income
    Equity Stock Fund      14,137     251,237      241,281      9,956

Norwest Bank Growth
    Balanced Fund          59,060   1,047,485      853,925    193,560

Norwest Bank Stable
    Return Fund            90,057   1,759,265    1,562,947    196,318
                                    ---------    ---------  ---------
                                   $3,412,781   $2,894,197   $518,584
                                    ---------    ---------  ---------
                                    ---------    ---------  ---------



                                      8

                    HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

                  NOTES TO FINANCIAL STATEMENTS, Continued


6.      SECURITIES, continued:

                                     December 31, 1992
                         -------------------------------------------
                         Number                              Fair
                         of                                  Value
                         Shares                              Over
                         or Units   Fair                    (Under)
                         Held       Value         Cost       Cost
                       --------- ----------- -----------  -----------
Homestake Mining
   Company Stock Fund    12,914   $  142,054  $  194,298    $ (52,244)

Norwest Bank Income
   Equity Stock Fund      4,274       69,857      68,735        1,122

Norwest Bank Growth
   Balanced Fund         45,193      719,925     604,967      114,958

Norwest Bank Stable
   Return Fund           65,198    1,185,227   1,073,713      111,514
                                  ----------  ----------    ---------
                                  $2,117,063  $1,941,713     $175,350
                                  ----------  ----------    ---------
                                  ----------  ----------    ---------



                    HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

                  NOTES TO FINANCIAL STATEMENTS, Continued





7.   ALLOCATION OF ASSETS:

     The assets of the Plan are allocated among the Plan's investment funds as follows:

                                   Year Ended December 31, 1993
                            -------------------------------------------
                            Home-             Norwest
                            stake             Bank             Norwest
                            Mining            Income           Bank
                            Company           Equity           Growth
                            Stock             Stock            Balanced
                            Fund              Fund             Fund
                            --------          --------         --------
Contributions:

     Employee             $ 79,493          $ 160,490       $  255,888

     Homestake Mining
     Company                14,289             30,648           47,610

Interest and
     dividends               1,679                  5               13

Other income                 1,185                  -                -

Net appreciation
     in fair value
     of investments        181,404             11,731           93,647

Withdrawals                (19,976)           (12,592)         (56,730)

Net transfers              (42,580)            (8,902)         (12,869)
                           --------          ---------        ---------
     Net increase          215,494            181,380          327,559

Net assets available
for benefits:

     Beginning of
     year                  146,348             69,857          719,926
                         ---------          ---------        ---------
     End of year         $ 361,842          $ 251,237       $1,047,485
                         ---------          ---------        ---------
                         ---------          ---------        ---------




                                     10

                   HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

                       NOTES TO FINANCIAL STATEMENTS




7.    ALLOCATION OF ASSETS: (Continued)

                                Year Ended December 31, 1993
                             -----------------------------------------
                             Norwest
                             Bank
                             Stable             Partici-
                             Return             pant
                             Fund               Loans        Total
                           ----------        -----------   -----------
Contributions:

     Employee               $  492,220           -        $  988,091

     Homestake Mining
       Company                  92,209           -           184,756

Interest and
     dividends                      32      $   6,394          8,123

Other income                     2,003           -             3,188

Net appreciation
     in fair value of
     investments               102,010           -           388,792

Withdrawals                   (118,412)        (1,863)      (209,573)

Net transfers                    4,023         60,328            -
                            ----------      ----------    ----------
          Net increase         574,085         64,859      1,363,377

Net assets available
    for benefits:

    Beginning of
    year                     1,185,180         65,396      2,186,707
                            ----------      ----------    ----------
    End of year             $1,759,265      $ 130,255     $3,550,084
                            ----------      ----------    ----------
                            ----------      ----------    ----------


                    HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

              ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD

                          FOR INVESTMENT PURPOSES

                          as of December 31, 1993




                                                            Number
                       Description                        of Shares
                           of                              or Units
Identity of Issue      Investment             Cost           Held
- - -----------------      ------------        ---------      ---------
Homestake Mining         Common
Company                  Stock           $  236,044         16,127

Norwest Bank
Income Equity            Mutual
Stock Fund               Fund               241,281         14,137

Norwest Bank
Growth Balanced          Mutual
Fund                     Fund               853,925         59,060

Norwest Bank
Stable Return            Mutual
Fund (1)                 Fund             1,562,947         90,057

Cash and cash
equivalents                 -                 7,110          7,110

Participant
loans                       -               130,193        130,193
                                         -----------
                                         $3,031,500
                                         -----------
                                         -----------





                                     12

                    HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

              ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD

                          FOR INVESTMENT PURPOSES

                     as of December 31, 1993, Continued





                           Description       Value
                                of            Per             Fair
Identity of Issue           Investment        Unit           Value
- - -----------------          ------------     ----------       ---------
Homestake Mining             Common
Company                      Stock          $ 22.00        $  354,794

Norwest Bank
Income Equity                Mutual
Stock Fund                   Fund             17.77           251,237

Norwest Bank
Growth Balanced              Mutual
Fund                         Fund             17.74         1,047,485

Norwest Bank
Stable Return                Mutual
Fund (1)                     Fund             19.53         1,759,265

Cash and cash
equivalents                    -               1.00             7,110

Participant
loans                          -               1.00           130,193
                                                           ----------
                                                           $3,550,084
                                                           ----------
                                                           ----------

(1) Stable Return Fund interest rate ranged from 5.72% to 7.5% from January 1, 1993 through December 31, 1993.


                    HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

        ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                    for the year ended December 31, 1993


                                                 Additions
                                        --------------------------------
                                           Number
Identity of                                  of            Purchase
Party Involved       Description        Transactions        Price
- - ---------------    --------------        -----------       ----------
 Norwest Bank      Homestake Mining
                   Company Stock Fund          12          $ 130,285

 Norwest Bank      Income Equity
                   Stock Fund                  17            238,864

 Norwest Bank      Growth Balanced
                   Fund                        29            324,263

 Norwest Bank      Stable Return
                   Fund                        27            639,074






                                     14

                   HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

        ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

              for the year ended December 31, 1993, Continued



                                                 Reductions
                                        --------------------------------
                                           Number
Identity of                                  of            Selling
Party Involved       Description        Transactions        Price
- - ---------------    -------------         -----------       ----------
 Norwest Bank      Homestake Mining
                   Company Stock Fund          12          $ 127,531

 Norwest Bank      Income Equity
                   Stock Fund                   -              -

 Norwest Bank      Growth Balanced
                   Fund                         -              -

 Norwest Bank      Stable Return
                   Fund                        29            167,046




                                     15

                   HOMESTAKE MINING COMPANY RETIREMENT

                 SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD

        ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

              for the year ended December 31, 1993, Continued



                                                 Reductions
                                        --------------------------------

Identity of                                 Book             Net
Party Involved       Description            Value            Gain
- - ---------------    ---------------       -----------       ----------
 Norwest Bank      Homestake Mining
                   Company Stock Fund    $ 127,531             -

 Norwest Bank      Income Equity
                   Stock Fund                   -              -

 Norwest Bank      Growth Balanced
                   Fund                         -              -

 Norwest Bank      Stable Return
                   Fund                    149,840         $ 17,206




                                     16